FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                   UTAH MEDICAL PRODUCTS, INC.
             (Exact Name of Registrant as Specified in its Charter)


               UTAH                       87-0342734
     (State or other jurisdiction of     (IRS Employer
     incorporation or organization)   Identification No.)



          7043 S. 300 W.
           MIDVALE, UTAH                     84047
       (Address of Principal              (Zip Code)
        Executive Offices)

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

     COMMON STOCK, PAR VALUE $0.01        NEW YORK STOCK EXCHANGE
        Title of each class            Name of each exchange on which
        to be so registered            each class is to be registered

    Securities to be registered pursuant to Section 12(g) of the Act:
                             NONE

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         ITEM 1:  DESCRIPTION OF REGISTRANT'S SECURITIES TO REGISTERED
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GENERAL

     Utah Medical Products, Inc. (the "Company"), is authorized to issue 50,000,000 shares of Common Stock, $0.01 par value; and 5,000,000 shares of preferred stock, $0.01 par value. The Company's Common Stock has been accepted for listing on the New York Stock Exchange.

COMMON STOCK


     As of December 5, 1996, the Company had 8,783,028 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of Common Stock do not have cumulative voting rights (except under certain limited circumstances described hereafter), and therefore, a majority of the outstanding shares voting at a meeting of stockholders are able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any members to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

     Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights, except as provided

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in certain preferred stock purchase rights.  In the event of liquidation of the
Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. In January 1994, the Board of Directors suspended the Company's cash dividends in favor of continued stock repurchases, following the payment of dividends in 1993. Dividends were not paid prior to 1993. No dividends were paid on Company Common Stock in 1994 or 1995.

SELECTED PROVISIONS OF THE ARTICLES OF INCORPORATION

     Under the Company's Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of the Company and voting rights, if any. The Board of Directors has designated 500,000 shares as Series A Preferred Stock but the Company has no shares of Series A Preferred Stock (or any other class or series of preferred stock) issued and outstanding as of December 5, 1996.

     The Company's Articles of Incorporation also contain certain provisions that: (a) require advance notice of nominees for election to the board of directors; (b) classify the board of directors into three classes, with each class serving staggered three-year terms; (c) provide that directors may be removed only for cause or, in the absence of cause, only with the approval of the vote of two thirds of the votes entitled to be cast; (d) provide that any
                             3
vacancy on the board of directors may be filled only by the remaining directors then in office, even if such directors constitute less than a quorum; (e) grant cumulative voting on the election of directors if a person or group of related persons owning in excess of 40% of the Company's common stock opposes management of the Company in a separate proxy solicitation or in an election contest; (f) require advance notice regarding business to be conducted at shareholders' meetings; (g) deny action by the written consent of the holders of a majority of the voting shares; (h) prohibit the Company from paying a premium upon the redemption of stock in excess of the fair market value of such stock from a shareholder that has acquired 5% or more of the Company's common stock; (i) authorize the board of directors to consider all factors in evaluating a proposed tender offer or other attempted takeover; and (j) require an affirmative vote of shareholders holding at least two-thirds of the Company's common stock to approve a business combination with a person or group of related persons owning in excess of 5% of the Company's common stock unless such business combination requires the payment of a fair price for the Company's stock, prohibits the Company from entered into certain transactions or taking certain actions with related parties and requires prior notice to have been provided to the shareholders or, alternatively, the business combination is approved by two-thirds of the directors that were not elected by or at the request of the interest person or persons. As a corollary to the above substantive provisions, the anti-takeover provisions increase the shareholder vote required to amend and repeal, or to adopt any provision inconsistent with, any of the anti-takeover provisions from more votes cast for than against such proposal, to two-thirds of the votes entitled to be cast.


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                               ITEM 2:  EXHIBITS
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     Copies of the following documents shall be filed with the New York Stock
Exchange as exhibits to this Registration Statement but are not required to be filed, and will not be filed, with the Securities and Exchange Commission.




Exhibit
  No.                            Title of Document


   1      Form 10-K for the year ended December 31, 1995
   2      Form 10-Q for the quarter ended March 31, 1996
   3      Form 10-Q for the quarter ended June 30, 1996
   4      Form 10-Q for the quarter ended September 30, 1996
   5      Definitive proxy materials used in connection with the May 17,
           1996 annual meeting of shareholders
   6      Articles of Incorporation, as amended
   7      Bylaws
   9      Specimen Stock Certificate
  10      Annual Report to Shareholders


                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  December 19, 1996       UTAH MEDICAL PRODUCTS, INC.



                                By: /s/  Kevin L. Cornwell, President and CEO